February 15, 2012

BY EDGAR SUBMISSION

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	The Talbots, Inc.

Form 10-K for the Fiscal Year Ended January 29, 2011

Filed March 30, 2011

Correspondence submitted January 20, 2012

File No. 001-12552

Dear Ms. Jenkins:

This letter is being filed in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 1, 2012 (the “Letter”) regarding the above referenced Form 10-K and correspondence of The Talbots, Inc. (the “Company”). The Letter is a follow up to a letter to the Company from the Staff dated January 6, 2012 and addresses comments made in our response set forth in a letter to the Commission dated January 20, 2012 (the “Original Response Letter”). The text of the numbered comments in the Letter is set forth herein in italics and keyed to the sequential numbering of the comments and the headings used in the Letter. The Company’s response to each comment immediately follows the italicized numbered comment.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 40

Goodwill and Other Intangible Assets, page 42

1.

We note in your response to comment one of our letter dated January 6, 2012 that you have concluded that each store is not a business, but instead is effectively a leased space with a sales team. We further note that discrete financial information is available for each store in the form of the level of 4-wall profit (loss), and that you measure and evaluate such information on a store-by-store basis for the purpose of conducting your store rationalization plan. It appears to us that you are currently operating each individual store as a business. In this regard, it appears to us that your stores currently consist of inputs and processes applied to those inputs that are used to create outputs. Please tell us how you considered the current operations of your stores in your conclusion that your individual stores do not constitute a business.

We are providing the Staff with additional information to clarify the response provided in the Original Response Letter.

In determining whether an individual store constitutes a business, the Company evaluated the key inputs, processes and outputs of its stores segment to determine whether the inputs, processes and outputs necessary for the capable functioning of this business unit are inputs, processes and outputs of the individual standalone store infrastructure or are a function of corporate-level segment management, a level higher than the individual store. Although many inputs, processes and outputs are components of the successful operation of the Company’s stores, for the purpose of this analysis the Company focused on the following key items:

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Access to a location in which to operate. The majority of the Company’s store locations are leased spaces. Each space and the associated costs of each space are unique to the store location. Base rent for each store location is captured in its individual store 4-wall profit (loss) measure; however, related rent expense components, such as adjustments for step-lease or other rent conventions to allow for the straight-line recognition of rent expense, are not allocated to each individual store’s report of 4-wall profit (loss).

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Furniture, fixtures and leasehold improvements. While the creative decision on the image of each store’s furniture, fixtures and leasehold improvements is made at the corporate level, the associated assets of each store are unique to that store location and such assets, if and when transferred between stores, are tracked by store. The associated depreciation expense is captured in each store’s 4-wall profit (loss).

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Inventory. While each store has identifiable inventory on site for sale at any point in time, the design, sourcing, packaging, labeling, allocation and delivery of that inventory to each individual store is managed and controlled solely by corporate-level segment management with the associated costs not allocated to each individual store’s report of 4-wall profit (loss).

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Creative and strategic direction. Development and communication of the brand image, decisions on which items to sell, the price at which the items will be sold, any promotions or discounts that will be applied to a sale, evaluation of operating results and decisions regarding the future sustainability of the Company’s individual stores, occur at the corporate or segment management level.

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Customers. The Company attracts customers to shop at its stores through a variety of marketing and other programs including print and internet advertisements, the distribution of its catalogs and other direct mailings and e-mailings, its customer loyalty program and proprietary Talbots credit card program as well as in-store visual merchandising. All of these activities are managed and carried out at the corporate level, and the associated costs are not a component of store 4-wall profit (loss).

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In-store sales team. While each store has a dedicated team of full-time and part-time sales associates, the oversight and supervision of the in-store sales teams is provided by district managers, regional directors and zone vice presidents, the costs of whom are captured as store supporting expenses, a component of store segment direct profit (loss), not included in store 4-wall profit (loss).

Based on the above assessment, the Company determined that while certain inputs and processes exist and are tracked at the individual store level – a unique location, furniture, fixtures and leasehold improvements and an in-store sales team – significant key inputs and processes necessary for the ability to operate a business are a function of corporate or segment-level management – including the design, sourcing, allocation and delivery of inventory for sale, the development, maintenance and protection of the Talbots brand and brand image, the programs that the Company implements to attract and retain customers and the supervision and management of individual stores and sales teams. While certain of these inputs and processes are common to the overall operations of the Company, such as the development, maintenance and protection of the brand and brand image; certain of these other inputs and processes are unique and identifiable at the level of the stores segment and evaluated at the level of store segment direct profit (loss). They are not, however, associated with or identifiable to the level of an individual store. After evaluating the significance of the key inputs and processes that are not a component of an individual store’s operations, the Company determined that an individual store did not represent a business.

The Company acknowledges that one might take the position that an operating store is a business. The Company further recognizes that, in such an interpretation, each operating store would likely represent an individual reporting unit. In accordance with the accounting literature at ASC 350-20-35-35, the Company would then be obliged to evaluate the characteristics of each store to determine whether the stores should be aggregated into a single reporting unit, as follows:

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Similar economic characteristics. All Talbots stores generally follow similar sales growth or contraction patterns, normally a function of product and brand acceptance, and, with respect to the Company’s process for managing the allocation and sell-through of its merchandise, similar long-term average gross margins and inventory turnover rates. On a store-by-store comparison, these key economic characteristics are similar over the term of the stores’ operations.

In addition to these quantitative measures, the Company considered additional economic characteristics, as described at ASC 350-20-55-7, noting:

•	The nature of the operations and the manner in which the operations are conducted are similar on a store-by-store comparison.

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As all stores sell Talbots-brand merchandise and decisions on the design, production, sales price and promotions, allocation and timing of that merchandise is managed solely at the corporate and segment management level, the stores’ goodwill is more readily recoverable by the stores working in concert.

•	As described in the preceding discussion of a store’s inputs, processes and outputs, the stores share a significant amount of assets and resources.

•	Also as described in the preceding discussion of a store’s inputs, processes and outputs, the stores all commonly benefit from creative and strategic direction and oversight.

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The nature of the products and services. All Talbots stores sell Talbots-brand apparel, accessories and shoes. On a store-by-store comparison, there are no differences of note in the nature of products sold.

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The nature of the production process. Substantially all Talbots apparel is sourced through its exclusive buying agent. On a store-by-store comparison, there are no differences of note in the process employed to procure product.

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The type or class of customer for their products and services. With parallel product offerings among stores, the target Talbots customer for each store is similarly alike. On a store-by-store comparison, there are no differences of note in the type or class of customer for the Company’s products.

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The methods used to distribute their products or provide the services. Products are generally distributed through the Company’s store locations for all store locations; however, all locations are equipped with the ability to send product to customers either via the postal service or another third-party delivery service. On a store-by-store comparison, there are no differences of note in the methods used to distribute product.

Based on these consideration points, the Company concluded that, if one were to consider an operating store to be a business and to qualify as a reporting unit, the aggregation criteria of ASC 280-10-50, as further discussed at ASC 350-20-55-7, have been met and the individual store reporting units should be aggregated into a single combined stores reporting unit. Goodwill would be tested for impairment at the aggregated stores reporting unit, consistent with the approach that the Company has historically taken in performing this test.

Additionally, the Company notes that while an individual store’s 4-wall profit (loss) is an available data point for segment management in evaluating alternatives under the store rationalization plan, the limitations of this metric are recognized and the primary considerations in selecting store locations for closure under the store rationalization plan are the overall size of each market, current performance and growth potential of each store and market (largely considered in terms of sales volume) and available lease expirations, lease renewals and other lease termination opportunities, as described in the Original Response Letter. In practice, when the Company seeks to reduce its presence in a given market, the store location selected for closure is not necessarily, and many times is not, the store location with the lowest level of store 4-wall profit (loss) at the time of evaluation.

2.	We note in your response to comment one of our letter dated January 6, 2012 that the lack of significant inputs and processes would require a purchaser to invest significantly to replace the inputs and processes in order to operate a business. Please tell why your response contemplates a scenario in which the current inputs and processes that you currently apply to those inputs no longer exist. Also tell us whether a market participant would be capable of acquiring the stores and continuing to produce outputs by integrating their own inputs and processes. Refer to ASC 805-10-55-5 and 55-8.

In considering a scenario in which a market participant would seek to acquire a Talbots store location, the Company contemplated the range of inputs, processes and outputs that are components of the effective functioning of a Talbots store, including, but not limited to:

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Access to a location in which to operate. For the majority of Talbots stores, these locations are leased spaces which could potentially be assigned to a market participant purchaser, but only with the consent of the third-party landlord.

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Furniture, fixtures and leasehold improvements. Though these items are generally carefully selected to suit the Talbots brand image, it is not uncommon for the Company to sell these items in the event of a store closing, and the Company believes that these inputs would be available to a market participant purchaser.

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Inventory and trademark (brand). The Company believes that significant value exists in the Talbots brand and Talbots brand image. The Company, in general, would not regularly sell Talbots-brand merchandise for re-sale to unaffiliated third parties where no opportunity existed to monitor and protect the use of the Company’s brand or brand image. Additionally, a market participant seeking an individual store would not have access to the Company’s exclusive buying agency agreement, through which substantially all Talbots apparel is sourced.

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Creative and strategic direction. Development and communication of the brand image, decisions on which items to sell, the price at which the items will be sold, any promotions or discounts that will be applied to a sale, evaluation of operating results and decisions regarding the future sustainability of the Company’s individual stores occur at the corporate or segment management level and would not be transferred or available to a market participant seeking an individual store.

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Customers. The Company’s brand image marketing, visual merchandising teams, proprietary customer database (a component of the Company’s customer loyalty program), Talbots credit card program, customer files including mailing and e-mailing lists and customer research, with which the Company identifies and communicates with customers and attracts customers to shop in its store locations, are protected, proprietary information which the Company manages and would retain at either a corporate or segment management level. Access to this information, the Talbots credit card program and these customers would not be transferred or available to a market participant seeking an individual store.

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In-store sales team. The Company maintains well-trained customer service professionals in its stores. When store locations are closed, efforts are made, whenever possible, to transfer professionals to other Talbots store locations in the area in order to retain talent. The market participant would have the right to offer a location’s sales team employment in its acquired store as it would any customer service professional in the open market; however, the transfer of an individual’s employment would not be guaranteed.

Based on these consideration points, the Company determined that, in the event a market participant sought to acquire a Talbots store location, the market participant would likely be able to acquire certain furniture, fixtures and leasehold improvements and, with the consent of the third-party landlord, an assignment of the lease obligation. Rights or access to creative and strategic direction, marketing strategies, research, campaigns and proprietary information such as the Talbots customer database and credit card program and the ability to sell Talbots branded or sourced merchandise would not be transferred or available to the market participant.

A market participant could acquire a store location’s furniture, fixtures and leasehold improvements and take assignment of the lease obligation and apply its own inputs and processes to operate any type of business – selling products or services of any variety. That the market participant could operate any type of business based on the assets and assignments that it acquired from the Company would seem to indicate that any true business functionality occurring at a store location is the function of the various inputs and processes that occur outside of the standalone store infrastructure. If the market participant sought to operate a women’s apparel retail business from the location, the market participant would be obliged to independently acquire or develop: (1) its own brand and brand image; (2) its own method of sourcing goods for sale; (3) its own creative and strategic vision; (4) its own marketing and means to attract customers; and (5) other processes and relationships necessary to operate a retail store, such as operating agreements with major credit cards.

While ASC 805-10-55-5 and 55-8 do not contemplate that a business need to include all of the inputs and processes that a seller used in operating that business, it does contemplate that a business constitutes an integrated set of activities (inputs and processes) which together are, will or could be used to create outputs. For a Talbots store, substantially all of the principal processes are maintained at the corporate or segment level, and a market participant acquiring the Company’s leased space and certain furniture, fixtures and leasehold improvements would be required to use essentially all of its own processes to operate any business at that leased location.

In this regard, the Company has determined that a standalone store infrastructure would not qualify as a business; however the Company acknowledges that one might take the position that an operating store is a business. The Company further recognizes that, in such an interpretation, each operating store would likely represent an individual reporting unit and, where goodwill exists and is allocable to such stores, goodwill would likely need to be allocated to each individual reporting unit (store). The Company has considered the implications of this view, with particular attention to the impact of the Company’s store rationalization plan. The Company has determined that its store closures represent disposals by abandonment and, therefore, has considered the guidance of ASC 360-10-35-47, which states, “a long-lived asset to be abandoned is disposed of when it ceases to be used.” As the store continues to be classified as held and used until the date of closure, the Company has determined that it should re-evaluate whether the remaining inputs, processes and outputs would meet the definition of a business on the date of closure or abandonment.

At the time of store closure, the remaining inputs and processes of the store that will be disposed of are primarily lease obligations, leasehold improvements and, in some cases, certain other furniture and fixtures as well as the severing of certain non-transferrable employees. The majority of the other key inputs, processes and outputs are not abandoned but are retained by the Company, as described:

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Customers. As described in the Original Response Letter, the Company expects to migrate a significant portion of the sales of the closed store location to other area store locations or alternative sales channels, including catalog and internet. The Company’s marketing activities in these locations during the weeks leading up to abandonment are focused on collecting customer information to encourage migration.

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Inventory. Store locations designated for closure generally stop receiving shipments of new merchandise six to eight weeks before the date of closure or abandonment. Any inventory remaining at the location at the time of closure is transferred for reallocation to continuing stores.

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Trademark. The Company’s trademark, brand and brand image are managed and protected at the corporate level. At the time of store closure, all references to the Company’s trademark and signage or other materials bearing the Company’s trademark or logo are removed from the location.

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Creative and strategic direction. Development and communication of the brand image, decisions on which items to sell, the price at which the items will be sold, any promotions or discounts that will be applied to a sale, evaluation of operating results and decisions regarding the future sustainability of the Company’s individual stores, are maintained at the corporate or segment management level and continues in the event of an individual store closure.

Based on these consideration points, the Company concluded that, if one were to consider an operating store to be a business based on the guidelines of ASC 805-11-55, the assets that remain at the date of store closure or abandonment do not constitute an integrated set of assets that are capable of being conducted and managed for the purpose of providing a return. As a result, the Company would not consider the closing store to be a business and would not include goodwill in the calculation of any loss on disposal of the related assets.

Additionally, the Company has noted that stores designated for closure under the store rationalization plan generally have nominal to negative remaining fair value at the time of closure or abandonment. If one were to attempt to allocate a portion of goodwill to a store location designated for closure based on the relative fair value of that location, in accordance with ASC 350-20-35, Goodwill – Subsequent Measurement, the amount of goodwill allocable to that store location would be nominal to zero.

The Company tests goodwill for impairment on an annual basis and more frequently if events occur or circumstances change which indicate that the goodwill or trademarks should be evaluated. To the extent that store closures negatively impact the operating results of the Company’s stores reporting unit and, therefore, the recoverability of the stores goodwill, the impact of these store closures would be reflected in any resulting goodwill impairment at that time. The Company’s annual measurement date is the first day of each fiscal year. The discounted cash flow model used in the Company’s impairment test contemplates the store closures completed and store closures planned for the next two fiscal years.

An example of a proposed enhancement to our disclosure to include in future Form 10-K filings under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Goodwill and Other Intangible Assets, to clarify the use of this assumption in our analysis is set forth below:

We determine the fair value of our goodwill using a combination of an income approach and market value approach which collectively contemplate our operating results and financial position, forecasted operating results, changes and expected changes to our store portfolio, industry trends, market uncertainty and comparable industry multiples.

We appreciate your consideration of the responses provided. Please do not hesitate to contact me at (781) 741-7850 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Scarpa

Michael Scarpa

Chief Operating Officer, Chief Financial Officer and Treasurer